Exhibit 1

Members of the Board of Directors	December 19, 2012

c/o Richard L. Shaw, Chairman

Michael Baker Corporation

Airside Business Park
100 Airside Drive
Moon Township, PA 15108

Dear Mr. Shaw and Members of the Board of Directors:

Thank you for your leadership to date.

As a significant individual shareholder of Michael Baker Corporation (“Michael Baker” or the “Company”), I appreciate your attempts to enhance value through the recent short term actions to repurchase the Company’s stock and institute a dividend; however, I believe they are insufficient. The Company’s long term growth strategy has resulted, and I believe will continue to result, in a significant undervaluation of the stock. Specifically, over the past five years, the Company has engaged in an acquisition strategy, including over $100 million in invested capital since 2010, which has not provided any significant value creation to shareholders. Over the same period, Michael Baker’s stock price declined over 40%.

I did appreciate your facilitating our recent meeting with management, although I was surprised and somewhat alarmed by the abrupt departure of the President and Chief Executive Officer, Mr. Mallory, as he led our discussions.

As you know, DC Capital Partners, LLC has a controlling interest in Gladiator HoldCo, LLC and its subsidiary, KS International, LLC (“KSI”), a provider of mission critical operational support to government agencies. I have been reviewing growth strategies for KSI, and given Michael Baker’s current position, it is my belief that a combination of KSI and Michael Baker is the best course of action.

We propose to have KSI purchase the Company in an all cash transaction at $24.25 per share outstanding. That price represents a 26% premium over the stock’s thirty day trailing average closing price on December 18, 2012. We are in discussions with investment banks and other financial institutions and expect to have fully executed, underwritten financing commitments in the near future.

We are prepared to proceed immediately to negotiate and execute definitive documents. We envision signing a confidentiality agreement, but we do not believe it would be in any party’s interest, particularly your shareholders, to sign a standstill agreement.

We believe our proposal is compelling and in the best interest of all constituents, including your shareholders, employees, and customers.

I am available to discuss this offer at your convenience. In advance, thank you for your consideration.

Respectfully,

/s/ Thomas J. Campbell

Thomas J. Campbell

11 CANAL CENTER PLAZA, SUITE 350 | ALEXANDRIA, VA 22314 | PHONE: 202-737-5220 | FACSIMILE: 202-737-5225